Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

July 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated July 12, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: July 12, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – July 12, 2016

Aegon provides update on UK annuity book divestments

During the second quarter of 2016, Aegon announced the divestment of its GBP 9 billion annuity portfolio in the United Kingdom through two transactions, to Rothesay Life and Legal & General. Aegon today confirms that the disposals are proceeding as planned, with the market and underwriting risks transferred to the counter parties. In line with our earlier communicated estimates this will lead to a total capital release of GBP 500 million once both transactions have been finalized through the Part VII transfers, which are expected to be completed in the first half of 2017. The Rothesay Life and the Legal & General transactions each contributed 15% to Aegon UK’s Solvency II ratio based on year-end 2015 and March 31, 2016 capital positions, respectively. Whereas the absolute amount of the capital release is unchanged, the relative impact on the Solvency II ratio in the second quarter amounts to ~20% combined, mainly as a result of market-driven higher capital requirements.

In finalizing the transaction agreements and as part of its quarterly closing process, Aegon has adjusted the IFRS book loss on these transactions. In its second quarter 2016 results, Aegon will incur a post-tax book loss of GBP 481 million (EUR 618 million), up from the GBP 245 million (EUR 315 million) previously indicated. This loss is expected to be partly offset by the release of the expense reserves on the annuity portfolio of GBP 70 million (EUR 82 million) post tax upon completion of the Part VII transfers. In addition, Aegon expects to realize gains on assets that are to be disposed of and were related to the annuity book with an unrealized gain position of GBP 50 million (EUR 59 million) post tax at May 31, 2016.

These are challenging times for the insurance industry, with record low interest rates and volatile financial markets. The divestment of the UK annuity book has significantly reduced the exposure to these market risks.

Aegon will publish its second quarter 2016 results on August 11, 2016 at 7.30am CET.

Media relations	Investor relations
Dick Schiethart	Willem van den Berg
+31 (0) 70 344 8821	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Disclaimers

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom and/or Greece from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.